UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Four Seasons Hotels Inc.

(Name of Issuer)

Limited Voting Shares

(Title of Class of Securities)

35100E104

(CUSIP Number)

Laurie Smiley, Esq. Irene Song, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900	Christopher E. Austin, Esq. Michael A. Gerstenzang, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William H. Gates III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 715,850*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 715,850*
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* All Limited Voting Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Limited Voting Shares held by Cascade. In addition, Mr. Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by Cascade, the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melinda French Gates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bill & Melinda Gates Foundation Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,984,150*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 1,984,150*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,150*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Limited Voting Shares held by the Bill & Melinda Gates Foundation Trust (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Foundation. Michael Larson acts with investment discretion for Mr. and Mrs. Gates, as Co-Trustees of the Foundation, in respect of the Limited Voting Shares owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Limited Voting Shares beneficially owned by the Foundation or Mr. and Mrs. Gates.

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CUSIP No. 35100E104	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cascade Investment, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES	7	SOLE VOTING POWER 715,850
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 715,850
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

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This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 6, 2006, as amended by Amendment No. 1 filed on December 29, 2006, Amendment No. 2 filed on January 22, 2007 and Amendment No. 3 filed on February 5, 2007 (as amended, the “Schedule 13D”) with respect to the Limited Voting Shares of Four Seasons Hotels Inc. (the “Issuer”), an Ontario, Canada corporation. The principal executive offices of the Issuer are located at 1165 Leslie Street, Toronto, Ontario, Canada A6 M3C 2K8. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On February 9, 2007, FS Acquisition Corp., a British Columbia corporation owned by the Investors and formed in connection with the Proposal (the “Purchaser”), entered into a financing commitment letter (the “Financing Commitment Letter”) with Citigroup Global Markets Inc., J.P. Morgan Securities Inc., and JPMorgan Chase Bank, N.A. (collectively, the “Arrangers”) in order to obtain credit and loan facilities to finance the acquisition contemplated by the Proposal (the “Acquisition”). Under the terms of the Financing Commitment Letter, the Arrangers will provide the Purchaser a revolving credit facility in the amount of US$200 million and a term loan facility in the amount of $750 million (together, the “Facilities”). In addition to financing the Acquisition, the proceeds of the Facilities will be used to pay transaction costs, provide working capital for the Purchaser and its subsidiaries and for other general corporate purposes. The description of the terms of the Financing Commitment Letter contained herein is a summary only and is qualified in its entirety by the terms of the Financing Commitment Letter, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

On February 8, 2007, the Investors amended and restated the Funding and Cooperation Agreement (the “Amended and Restated Funding and Cooperation Agreement”) to take account of the terms of the Acquisition Agreement (as defined below) and the other transaction documents described in Item 6 below (together, the “Transaction Documents”), to clarify the Investors’ respective obligations to contribute equity and fund the Acquisition and related transactions, and to clarify the Investors’ obligation to enter into certain post-closing governance arrangements if the transactions contemplated by the Proposal are completed (including the execution of a Shareholders Agreement pursuant to which Mr. Sharp would continue to direct all aspects of the day-to-day operations and strategic direction of the Issuer as Chairman of the Board and Chief Executive Officer). The description of the terms of the Amended and Restated Funding and Cooperation Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Amended and Restated Funding and Cooperation Agreement, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

On February 9, 2007, the Investors formed the Purchaser in British Columbia and the Investors and the Purchaser subsequently entered into an Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement (the “Amendment No. 1 and Joinder”) pursuant to which the Purchaser became a party to the Amended and Restated Funding and Cooperation Agreement and agreed to be bound by certain of the terms thereof as the “Acquirer” defined therein. The description of the terms of the Amendment No. 1 and Joinder contained herein is a summary only and is qualified in its entirety by the terms of the Amendment No. 1 and Joinder, which is filed as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

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On February 9, 2007, the Issuer and the Purchaser entered into an acquisition agreement (the “Acquisition Agreement”). The Acquisition Agreement provides for the purchase of all outstanding Limited Voting Shares of the Issuer at a price of $82.00 per share and is subject to a number of closing conditions, including receipt of regulatory approvals and shareholder approval as described below. The transaction will be implemented by way of a statutory plan of arrangement (the “Plan of Arrangement”) under Ontario law that will be subject to approval by the shareholders of Four Seasons and subsequent approval by the Ontario Superior Court of Justice. The Plan of Arrangement will require approval by not less than 66 2/3% of the votes cast by holders of Limited Voting Shares (including votes cast by Cascade, Kingdom and their affiliates); not less than 66 2/3% of the votes cast by holders of the Variable Multiple Voting Shares of the Issuer; and a simple majority of the votes cast by holders of Limited Voting Shares, excluding shares held by interested parties (including Mr. Sharp, Cascade, Kingdom and their affiliates). The description of the terms of the Acquisition Agreement and the Plan of Arrangement contained herein is a summary only and is qualified in its entirety by the terms of the Acquisition Agreement and the Plan of Arrangement, which are filed as Exhibits 99.12 and 9.13, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

The description of the Amended and Restated Funding and Cooperation Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

The description of the Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

The descriptions of the Acquisition Agreement and the Plan of Arrangement set forth in Item 4 above are incorporated herein by reference in their entirety.

On February 9, 2007, prior to and independent of the execution of the Acquisition Agreement, the Bill & Melinda Gates Foundation Trust (the “Foundation” (formerly known as the Bill & Melinda Gates Foundation)) entered into an agreement (the “Share Acquisition Agreement”) with the Issuer to sell all of its Limited Voting Shares to the Issuer immediately prior to the completion of the Acquisition, subject to the satisfaction or waiver of the terms or conditions in the Acquisition Agreement. Pursuant to the Share Acquisition Agreement, the Issuer will acquire, and subsequently cancel, the Limited Voting Shares held by the Foundation immediately prior to the Effective Time (as such term is defined in the Acquisition Agreement) for a cash payment of $82.00 per share. The Share Acquisition Agreement does not restrict the ability of the Foundation to transfer or otherwise dispose of its Limited Voting Shares prior to such time and does not require the Foundation to vote its Limited Voting Shares in favor of approval of the Plan of Arrangement. The description of the Share Acquisition Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Share Acquisition Agreement, which is filed as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

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To induce the Issuer to enter into the Acquisition Agreement, Cascade and Kingdom executed a limited guaranty in favor of the Issuer on February 9, 2007 (the “Limited Guaranty”). Pursuant to the Limited Guaranty, each of Kingdom and Cascade, severally, and not jointly, have unconditionally and irrevocably guaranteed the prompt and complete payment when due of the payment obligations of the Purchaser (if any) that arise under Section 7.3(3) of the Acquisition Agreement (which requires a payment by the Purchaser to the Issuer if the Acquisition Agreement is terminated in certain circumstances), less the amount of any obligations that the Issuer actually has recovered from the Purchaser, up to an aggregate amount of $50,000,000 for Kingdom and $50,000,000 for Cascade. The Limited Guaranty terminates after the earliest to occur of: (i) the occurrence of the Effective Time (as such term is defined in the Acquisition Agreement) and payment of all obligations due by Purchaser under the Acquisition Agreement at such time; (ii) termination of the Acquisition Agreement pursuant to Section 8.2 thereof under circumstances that do not give rise to any payment obligation of the Purchaser pursuant to Section 7.3 thereof; provided, that the Issuer has not contested or disputed such termination of the Acquisition Agreement in writing (or has not asserted in writing its intention to do so) and/or has not made or asserted in writing its intention to make a claim against the Purchaser and/or one or both of Kingdom or Cascade that would give rise to a claim against Kingdom or Cascade under the Limited Guaranty; (iii) 365 days after any other termination of the Acquisition Agreement unless prior thereto the Issuer makes a claim against the Purchaser and/or one or both of Kingdom and Cascade under the Limited Guaranty; and (iv) receipt in full by the Issuer of all amounts due by the Purchaser under Section 7.3 of the Acquisition Agreement. The description of the terms of the Limited Guaranty contained herein is a summary only and is qualified in its entirety by the terms of the Limited Guaranty, which is filed as Exhibit 99.15 to this Schedule 13D and is incorporated herein by reference.

In connection with the Acquisition Agreement, Kingdom, Cascade, Triples, the Purchaser and the Issuer entered into a voting agreement on February 9, 2007 (the “Voting Agreement”). The Voting Agreement binds each of the Investors, at any meeting of the shareholders of the Issuer, to vote its Limited Voting Shares or Variable Multiple Voting Shares (as the case may be) (i) in favor of the Acquisition Agreement and Plan of Arrangement and (ii) (A) against any merger, consolidation, sale of assets, amalgamation or other similar transaction (except for the Acquisition), (B) against any amendment to the Purchaser’s governing documents that would delay, impede, frustrate, prevent or nullify the Acquisition, and (C) against any action, transaction, agreement or proposal that would result in a breach by the Purchaser of any representation, warranty, covenant, agreement or other obligation contained in the Acquisition Agreement. The Voting Agreement also prohibits each of the Investors from transferring its shares (except to affiliates who become subject to similar voting and transfer restrictions) or granting proxies or entering into other voting arrangements with respect to its shares. The Voting Agreement will terminate upon the earlier of (i) the Effective Time (as such term is defined in the Acquisition Agreement) and (ii) the termination of the Acquisition Agreement in accordance with the terms thereof. The description of the terms of the Voting Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Voting Agreement, which is filed as Exhibit 99.16 to this Schedule 13D and is incorporated herein by reference.

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Item 7.	Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

99.9	Financing Commitment Letter
99.10	Amended and Restated Funding and Cooperation Agreement
99.11	Amendment No. 1 and Joinder to Amended and Restated Funding and Cooperation Agreement
99.12	Acquisition Agreement
99.13	Plan of Arrangement
99.14	Share Acquisition Agreement
99.15	Limited Guaranty
99.16	Voting Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

CASCADE INVESTMENT, L.L.C.
By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

BILL & MELINDA GATES FOUNDATION TRUST
By: /s/ Michael Larson
Name: Michael Larson (1)
Title:	Attorney-in-fact for each of the Co-Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III
By: /s/ Michael Larson
Name: Michael Larson (1)(2)
Title: Attorney-in-fact

MELINDA FRENCH GATES
By: /s/ Michael Larson
Name: Michael Larson (1)
Title: Attorney-in-fact

(1) Duly authorized under Special Power of Attorney appointing Michael Larson attorney–in–fact, dated February 4, 2005, by and on behalf of William H. Gates III and Melinda French Gates, as Co–Trustees, filed as Exhibit 99.2 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005–48661, and incorporated by reference herein.

(2) Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.

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